HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                  July 27, 2018

Sherry Haywood
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Flexible Solutions International, Inc.
            Form S-4
            File No. 333-225185


     This office represents Flexible Solutions International, Inc. Amendment No. 2 to the Company's registration statement has been filed with the Commission. This letter is response to the staff's letter dated July 25, 2018. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's letter.

     1. The information required by Part A has either been:

     o added to the prospectus by means of Amendment No. 1 (see pages 3, 4 and 37);

     o was in the originally filed Registration Statement (i.e. the Company's name, mailing address and telephone number, description of Company's business, incorporation of documents by reference);

     o is not applicable since the Registration Statement involves a change in the Company's corporate domicile and not an acquisition (i.e. Items 4, 5, 6 and 7);

     o is not applicable since, as a smaller reporting company, the Company is not subject to Item 301 of Regulation S-K, or

     o    is not applicable in general (Item 8).

     We have, however, changed the section of the prospectus captioned "General" to "Summary" and combined all of the disclosures described above in this section.

     We agree that the Company cannot incorporate by reference the information required by Item 10. However, the Company has nothing to add to the registration statement with respect to the disclosures required by Item 10 since:

     o    there have been no material changes to the Company's business;

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     o    the Company has not entered into any  transaction  which would require the  presentation  of  financial  statements  required by Rule 3-05 or
          Article 11 of Regulation S-K;

     o the Company has not restated, and is not required to restate, its financial statements; and

     o    there has been no material disposition of the Company's assets.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                             /s/ William T. Hart
                                          By
                                             William T. Hart